

January 22, 2025

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen's Road Central, Hong Kong

> **Re: Cre8 Enterprise Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed January 21, 2025**
> **File No. 333-281629**

Dear Sze Ting Cho:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 10, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-1

General

1.  Refer to page 118 of your Amendment No. 4 to Registration Statement on Form F-1, filed on November 18, 2024. Please update the "Compensation of Directors and Executive Officers" section to reflect the information for the fiscal year ended December 31, 2024. Refer to Item 6.B of Form 20-F.

 Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Mengyi "Jason" Ye